SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No.     )

NETSHOES (CAYMAN) LIMITED

(Name of Issuer)

Common Shares, nominal value US$0.0033 per share

(Title of Class of Securities)

G6455X107

(CUSIP Number)

Gennette Faust

333 SE 3nd Avenue, Suite 4400

Miami, FL 33131

Telephone: 305.579.7765

(Name, address and telephone number of person

authorized to receive notices and communications)

April 11, 2017

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS HCFT Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,120,129
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,120,129
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,120,129
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%
12	TYPE OF REPORTING PERSON OO

Item 1(a)	Name of Issuer:

Netshoes (Cayman) Limited (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Rua Vergueiro 961, Liberdade, Zip Code 01504-001, São Paulo, State of São Paulo, Brazil.

Item 2(a)	Name of Person Filing:

HCFT Holdings, LLC (“HCFT”)

Item 2(b)	Address or Principal Business Office or, if none, Residence:

500 Stanton Christiana Road

Newark, DE 19713

Item 2(c)	Citizenship:

HCFT is a Delaware limited liability company.

Item 2(d)	Title of Class of Securities:

Common Shares, nominal value US $0.0033 per share.

Item 2(e)	CUSIP Number:

G6455X107

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership.

Reporting Person	Number of Outstanding Common Shares Beneficially Owned	Percentage of Outstanding Common Shares (1)
HCFT (2)	2,120,129	6.8%

(1)	Percentage based upon 31,025,936 Common Shares outstanding, as reported by the Issuer in its Report on Form 6-K, filed with the Securities and Exchange Commission on May 15, 2017.
(2)	HCFT has sole voting and dispositive power over all reported shares.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018	HCFT HOLDINGS, LLC

	by:	/s/ Hagop Chabab
Hagop Chabab Authorized Signatory